UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SoundView Technology Group, Inc.

(Name of Subject Company (Issuer))

Shakespeare Merger Corporation,

a wholly owned subsidiary of

The Charles Schwab Corporation

(Names of Filing Persons-Offerors)

Common Stock and Class B Common Stock,

$0.01 par value per share

(Title of Class of Securities)

83611Q406

(CUSIP Number of Class of Securities)

Christopher V. Dodds

Executive Vice President and Chief Financial Officer

The Charles Schwab Corporation

120 Kearny Street

San Francisco, California 94108

(415) 627-7000

(Name, address, and telephone numbers of person

authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Richard W. Canady, Esq.

Joseph B. Hershenson, Esq.

Howard, Rice, Nemerovski, Canady, Falk & Rabkin

A Professional Corporation

Three Embarcadero Center, 7th Floor

San Francisco, California 94111

(415) 434-1600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$345,498,704.50	$27,950.85

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the sum of (i) the product of (A) $15.50, the tender offer price, and (B) 21,311,759, the number of shares of common stock of SoundView Technology Group, Inc. (“SoundView”) outstanding as of November 30, 2003 and anticipated to be issued prior to January 31, 2004 pursuant to bonus arrangements and employment agreements and (ii) the product of (A) 2,584,094, the number of shares of SoundView common stock issuable on the exercise of options and warrants outstanding as of November 30, 2003 having an exercise price less than or equal to $15.50 and (B) the difference between $15.50 and the exercise price for each such option and warrant.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals 0.008090% of the transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $27,950.85 Filing Party: Shakespeare Merger Corporation	Form or Registration No.: Schedule TO Date Filed: December 3, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (“Amendment No. 2”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on December 3, 2003, as amended by Amendment No. 1 (“Amendment No. 1”) filed on December 31, 2003, under cover of Schedule TO (the “Schedule TO”) relating to the offer by Shakespeare Merger Corporation, a Delaware corporation and wholly owned subsidiary of The Charles Schwab Corporation, a Delaware corporation, to purchase all of the outstanding shares of common stock and Class B common stock, par value $0.01 per share, including the associated preferred stock rights to such shares of common stock and Class B common stock (the “Shares”), of SoundView Technology Group, Inc. (the “Company”) at a purchase price of $15.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2003, a copy of which was attached to the original Schedule TO as Exhibit (a)(1)(A), and as amended and supplemented by the Supplement thereto, dated December 31, 2003 (the “Supplement”) a copy of which was attached to Amendment No. 1 as Exhibit (a)(1)(G), and in the related Letter of Transmittal, a copy of which was attached to the original Schedule TO as Exhibit (a)(1)(B). The terms and conditions set forth in the Offer to Purchase, the Supplement and the Letter of Transmittal, together with any amendments or further supplements thereto, collectively constitute the “Offer.”

Item 4.	Terms of the Transaction.

Item 4 is hereby amended and supplemented by the following:

(a)	Material Terms.

On January 8, 2004, Schwab and the Company announced that effective January 5, 2004, the Company had received the final regulatory approval necessary for the consummation of the tender offer, which was the approval of the change of ownership application of the Company by the NASD. The receipt of the approval from the NASD satisfies the governmental and regulatory approval condition to the consummation of the Offer. All other regulatory notifications (including the Pacific Exchange and the securities commissions of various states) and waiting periods (including under the Hart-Scott-Rodino Act) that are required for the consummation of the Offer have been completed or expired. The full text of the press release issued by Schwab and the Company with respect to this matter is attached to this Amendment No. 2 as Exhibit (a)(5)(D).

Item 11.	Additional Information.

Item 11 is hereby amended and supplemented by the following:

(a)	Agreements, regulatory requirements and legal proceedings.

On January 8, 2004, Schwab and the Company announced that effective January 5, 2004, the Company had received the final regulatory approval necessary for the consummation of the tender offer, which was the approval of the change of ownership application of the Company by the NASD. The receipt of the approval from the NASD satisfies the governmental and regulatory approval condition to the consummation of the Offer. All other regulatory notifications (including the Pacific Exchange and the securities commissions of various states) and waiting periods (including under the Hart-Scott-Rodino Act) required for the consummation of the Offer have been completed or expired. The full text of the press release issued by Schwab and the Company with respect to this matter is attached to this Amendment No. 2 as Exhibit (a)(5)(D).

Item 12.	Exhibits.

Item 12 is hereby amended to add the following:

(a)(5)(D)    Joint Press Release issued by The Charles Schwab Corporation and SoundView Technology Group, Inc., on January 8, 2004

2

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE CHARLES SCHWAB CORPORATION

/s/ CHRISTOPHER V. DODDS

Christopher V. Dodds Executive Vice President and Chief Financial Officer

SHAKESPEARE MERGER CORPORATION

/s/ CHRISTOPHER V. DODDS

Christopher V. Dodds Chief Financial Officer

Date: January 8, 2004

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Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 3, 2003 (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(E)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(G)	Supplement to the Offer to Purchase, dated December 31, 2003 (incorporated by reference to the same numbered exhibit to Amendment No. 1 to the Schedule TO of The Charles Schwab Corporation filed December 31, 2003)

(a)(5)(A)	Joint Press Release issued by The Charles Schwab Corporation and SoundView Technology Group, Inc., on November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(A) to Schedule TO of The Charles Schwab Corporation filed November 19, 2003)

(a)(5)(B)	Powerpoint Slide Presentation of The Charles Schwab Corporation and SoundView Technology Group, Inc. titled “Continued Leadership in Serving Clients: Research and Trading Capabilities,” dated November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(B) to Schedule TO of The Charles Schwab Corporation filed November 19, 2003)

(a)(5)(C)	Summary Newspaper Advertisement published in The Wall Street Journal on December 3, 2003 (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(5)(D)	Joint Press Release issued by The Charles Schwab Corporation and SoundView Technology Group, Inc., on January 8, 2004

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2003, by and among The Charles Schwab Corporation, Shakespeare Merger Corporation and SoundView Technology Group, Inc. (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(2)	Confidentiality Agreement, dated September 23, 2003, between The Charles Schwab Corporation and SoundView Technology Group, Inc. (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(3)(A)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Mark Loehr (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

Exhibit No.	Description

(d)(3)(B)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and John Hervey (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(3)(C)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Robert Meier (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(3)(D)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Gerard P. Maus (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)